SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               October 27, 2003

                    Cambridge Antibody Technology Group PLC
                (Translation of Registrant's Name Into English)

          Milstein Building, Granta Park, Cambridge, CB1 6GH, England
                   (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F ____X____                Form 40-F ________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

         Yes _________              No ____X_____


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________

                                 EXHIBIT INDEX

         This filing contains the following exhibits.


         EXHIBIT               DESCRIPTION
         -------               -----------
         99.1                  Notification to London Stock Exchange
                               dated October 24, 2003
         99.2                  Notification to London Stock Exchange
                               dated October 24, 2003

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  27 October 2003            Cambridge Antibody Technology Group PLC

                                  By:   /s/ Rowena Gardner
                                        -----------------------------------
                                  Name:  Rowena Gardner
                                  Title: Director of Corporate Communications